                            CASTLE ENERGY CORPORATION
                              375 SOUTH GULPH ROAD
                                    SUITE 260
                            KING OF PRUSSIA, PA 19406
                                  610-992-9900






                                 March 21, 2005



Ms. Sandy Eisen
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Dear Ms. Eisen:

In response to your questions concerning whether audited financial statements were required concerning the Appalachian oil and gas properties acquired by Castle Energy Corporation in March 2004, I enclose related questions and answers and calculations supporting the acquisition not meeting any of the 20% criteria requiring an audit.

If you have any questions, please do not hesitate to call.

                                           Sincerely yours,

                                           /s/ RICHARD E. STAEDTLER
                                           -------------------------------------
                                           Richard E. Staedtler
                                           Chief Financial Officer

RES/sp

Attachment

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                        CASTLE ACQUISITION OF PROPERTIES
                            SEC QUESTIONS AND ANSWERS


I.    Background

      In March 2004 Castle made an acquisition from Delta as follows:

      Acquired 100% of Delta's Appalachian properties (140 wells interests) for $8,000,000 cash. Effective date = January 1, 2004, closing date = April 1, 2004. Expected cash flow from the effective date till closing is $450,000, which would reduce the purchase price to $7,550,000.

      A. What tests determine if audited financials and pro formas need to be filed?

         1. The significant subsidiary tests. If any of the three significant subsidiary criteria exceed 20%, pro formas and audited financials will be required. The minimum criterion for both pro formas and at least one year of audited financials is the same - at least one of the 3 significant subsidiary criteria must exceed 20%.

      B. Does this acquisition reach the 20% criterion on any of the three significant subsidiary criteria?

         No - as follows:

                                                                      ESTIMATED                FINAL
                                                                       PURCHASE              PURCHASE
                      REFERENCE             CRITERION                PRICE 3/31/04         PRICE 9/30/04
                      ---------             ---------                -------------         -------------
                        SEC 1           SX 210.1-02 (W)(1)         $ 8,000 = 16.1%         $ 7,782 = 15.6%
                                                                   -------                 -------
                                                                   $49,808(2)              $49,808 N/A

                        SEC 2           SX 210.1-02 (W)            N/A                     N/A

                        SEC 3           SX 210.1-02 (W)(3)         $1,041(1) = 19.3%       12.5%-19.3%
                                                                   ------
                                                                   $5,375(3)

----------------------

(1) Delta has paid for and Castle must assume (although perhaps reduce) cost of the Pittsburgh office; if this is factored in, pre-tax income is approximately $675 and percentage is 12.5%.
(2) Castle consolidated assets at September 30, 2003 = latest annual audited balance sheet.
(3) 9/30/03 - ($2,350) ignored = loss)*
    9/30/02 - ($759) ignored = loss)*
    9/30/01 - $2,097
    9/30/00 - $2,778    $16,127/3 = $5,375
    9/30/99 - $11,272
  * Losses are ignored in computation.